May 1, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr., Branch Chief, Office of Real Estate and Commodities

Re:	Genpact Limited
Form 10-K for the fiscal year ended December 31, 2016
Filed March 1, 2017
File No. 001-33626

Dear Mr. Telewicz:

This letter is submitted on behalf of Genpact Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the year ended December 31, 2016 (the “Annual Report”), as set forth in your letter dated April 19, 2017 (“Comment Letter”).

Form 10-K for the year ended December 31, 2016

Item 1A. Risk Factors

Tax matters may have an adverse effect on our operations, effective tax rate and financial condition, page 17

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We note your disclosure that the Government of India issued assessment orders seeking to assess tax on certain transactions that occurred in 2009, 2010 and 2013. Please tell us how you considered the guidance in ASC Topic 450-20-50-2A through 450-20-50-8 in concluding that it would not be necessary to include disclosure related to the assessment orders in your financial statements.

Response:

We acknowledge the Staff’s comment and considered the guidance in ASC Topic 450-20-50-2A through 450-20-50-8.

In the Annual Report, the Company has made the following disclosure in Item 1A—Risk Factors on page 17:

“[T]he Government of India issued assessment orders to us in 2014, 2015 and 2016 seeking to assess tax on certain transactions that occurred in 2009, 2010 and 2013. We do not believe that the transactions should be subject to tax in India under applicable law, including due to the relief provided under the Mauritius-India treaty, and have accordingly filed appeals.  Our appeal in respect of tax year 2010 has been resolved in our favor. We have received demands for potential tax claims resulting from assessments related to tax years 2009 and 2013 in an aggregate amount of $158 million, including interest. To date, we have paid a total of $20 million toward these demands to the Indian tax authority under protest, and may be required to pay the remainder of the demands pending resolution of the matter. There is no assurance that we will prevail in this matter or similar transactions, including where we have relied on the Mauritius-India treaty, and a final determination of tax in the amounts claimed could have a material adverse effect on our operations, effective tax rate and financial condition.”

The transactions referred to in this risk factor relate to certain transactions executed during the years 2009, 2010 and 2013 between the Company’s Indian and Mauritius subsidiaries.  The transactions involved the repurchase of its own shares by one of the Company’s Indian subsidiaries and related restructuring. The Indian tax authorities have issued orders seeking to assess additional tax on these transactions.

These assessments were under the Indian Income Tax Act.  The Company believes that any disclosure of the potential tax liability resulting from the assessments is properly governed by ASC Topic 740—Income Taxes and not ASC Topic 450-20.  As provided in ASC Topic 450-20-15, uncertainty in income taxes is specifically excluded from the scope of ASC Topic 450-20. The Company evaluated the assessments under ASC Topic 740 and concluded that, based on the technical merits of the cases, it is more likely than not that the Company is not liable for any additional taxes as a result of the above-referenced transactions. Accordingly, the Company made no disclosure relating to the assessments in its financial statements.

Please contact me at my office in New York on (212) 896-6681 or, in my absence, Heather D. White, Deputy General Counsel, on (646) 624-5913 with any questions you may have regarding this response or if you need further information.

Sincerely,
/s/ Edward J. Fitzpatrick
Edward J. Fitzpatrick Chief Financial Officer

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